UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DELTEK, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

24784L105
(CUSIP Number)

Steven B. Klinsky
New Mountain Investments II, L.L.C.
787 Seventh Avenue, 49th Floor
New York, NY  10019
(212) 720-0300

Copies to:

Paul Reinstein
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY  10004-1980
(212) 859-8000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 3, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 1 amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed on March 31, 2009 by New Mountain Partners II, L.P., New Mountain Affiliated Investors II, L.P., Allegheny New Mountain Partners, L.P., (collectively, the "New Mountain Funds"), New Mountain Investments II, L.L.C., New Mountain Capital, L.L.C., Steven B. Klinsky; Kenneth E. deLaski, Donald deLaski, Donald deLaski 2008 Grantor Retained Annuity Trust, David deLaski, Kathleen deLaski, Edward Grubb, The Dana Nancy deLaski Irrevocable Trust, The Daphne Jean deLaski Irrevocable Trust, The Tena Renken deLaski Marital Trust, The Onae Trust, Alvaro Pascotto (collectively, the “deLaski Shareholders”); Eric J. Brehm, Nanci E. Caldwell, William D. Clark, Garland Hall, Joseph M. Kampf, Holly Kortright Holly C. Kortright, Richard M. Lowenstein, Richard P. Lowrey, Albert A. Notini, Carolyn J. Parent, Kevin T. Parker, Kevin T. Parker Family Trust (2007), Janet R. Perna, David R. Schwiesow and Mark Wabschall with respect to the common stock, par value $0.001 per share (“Common Stock”), of Deltek, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.  Except as herein amended or supplemented, all other information in the Schedule 13D is as set forth therein.

ITEM 4.                      PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following:

On April 3, 2009, the Issuer announced that it filed a registration statement on Form S-3 with the Securities and Exchange Commission for a proposed rights offering (the "Rights Offering") to its stockholders of record as of April 14, 2009 (the "Record Date").  The announcement stated that (i) the Rights Offering will be made through the issuance by the Issuer at no charge to its stockholders of non-transferable subscription rights to purchase, in the aggregate, up to 20,000,000 shares of Common Stock at a subscription price of $3.00 per share (the "Subscription Price"), (ii) each stockholder will receive in the Rights Offering one subscription right for each share of Common Stock owned on the Record Date, and each right will entitle the rights holder to purchase its pro rata allocation of shares of Common Stock at the Subscription Price (the “Basic Subscription Privilege”), and (iii) the Rights Offering will also include an over-subscription privilege (the “Over-Subscription Privilege”) that will entitle each rights holder that exercises its Basic Subscription Privilege in full to purchase (subject to pro ration), at the Subscription Price, any shares of Common Stock not purchased by other stockholders pursuant to their Basic Subscription Privileges.

The New Mountain Funds have advised the Issuer that they currently intend to participate in the Rights Offering and to exercise their Basic Subscription Privilege and Over-Subscription Privilege in full.

The deLaski Shareholders have advised the Issuer that, in light of the concentration of their total investment portfolio in Common Stock, they will likely not participate in the Rights Offering.  However, they reserve the right to participate in the Rights Offering in light of their continuing analysis, discussions and evaluation.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 3, 2009

NEW MOUNTAIN INVESTMENTS II, L.L.C.
By:	/s/ Steven B. Klinsky
	Name:	Steven B. Klinsky
	Title:	Managing Member

NEW MOUNTAIN PARTNERS II, L.P.
By:	/s/ Steven B. Klinsky
	Name:	Steven B. Klinsky
	Title:	Managing Member of the GP of New Mountain Partners II, L.P.

NEW MOUNTAIN AFFILIATED INVESTORS II, L.P.
By:	/s/ Steven B. Klinsky
	Name:	Steven B. Klinsky
	Title:	Managing Member of the GP of New Mountain Affiliated Investors II, L.P.

ALLEGHENY NEW MOUNTAIN PARTNERS, L.P.
By:	/s/ Steven B. Klinsky
	Name:	Steven B. Klinsky
	Title:	Managing Member of the GP of Allegheny New Mountain Partners, L.P.

NEW MOUNTAIN CAPITAL, L.L.C.
By:	/s/ Steven B. Klinsky
	Name:	Steven B. Klinsky
	Title:	Chief Executive Officer

/s/ Steven B. Klinsky
STEVEN B. KLINSKY

KENNETH E. DELASKI
By:	/s/ Robert E. Gregg
	Name:	Robert E. Gregg
	Title:	Attorney-in-Fact (1)

DONALD DELASKI
By:	/s/ Robert E. Gregg
	Name:	Robert E. Gregg
	Title:	Attorney-in-Fact (1)

DONALD DELASKI 2008 GRANTOR RETAINED ANNUITY TRUST
By:	/s/ Robert E. Gregg
	Name:	Robert E. Gregg
	Title:	Attorney-in-Fact (1)

DAVID DELASKI
By:	/s/ Robert E. Gregg
	Name:	Robert E. Gregg
	Title:	Attorney-in-Fact (1)

KATHLEEN DELASKI
By:	/s/ Salman Ahmad
	Name:	Salman Ahmad
	Title:	Attorney-in-Fact (2)

EDWARD GRUBB
By:	/s/ Salman Ahmad
	Name:	Salman Ahmad
	Title:	Attorney-in-Fact (2)

THE TENA RENKEN DELASKI MARITAL TRUST
By:	/s/ Robert E. Gregg
	Name:	Robert E. Gregg
	Title:	Attorney-in-Fact (1)

THE ONAE TRUST
By:	/s/ Robert E. Gregg
	Name:	Robert E. Gregg
	Title:	Attorney-in-Fact (1)

ALVARO PASCOTTO
By:	/s/ Robert E. Gregg
	Name:	Robert E. Gregg
	Title:	Attorney-in-Fact (1)

THE DAPHNE JEAN DELASKI IRREVOCABLE TRUST
By:	/s/ Robert E. Gregg
	Name:	Robert E. Gregg
	Title:	Attorney-in-Fact (1)

THE DANA NANCY DELASKI IRREVOCABLE TRUST
By:	/s/ Robert E. Gregg
	Name:	Robert E. Gregg
	Title:	Attorney-in-Fact (1)

ERIC J. BREHM
By:	/s/ Salman Ahmad
	Name:	Salman Ahmad
	Title:	Attorney-in-Fact (2)

NANCI E. CALDWELL
By:	/s/ Salman Ahmad
	Name:	Salman Ahmad
	Title:	Attorney-in-Fact (2)

WILLIAM D. CLARK
By:	/s/ Salman Ahmad
	Name:	Salman Ahmad
	Title:	Attorney-in-Fact (2)

GARLAND HALL
By:	/s/ Salman Ahmad
	Name:	Salman Ahmad
	Title:	Attorney-in-Fact (2)

JOSEPH M. KAMPF
By:	/s/ Salman Ahmad
	Name:	Salman Ahmad
	Title:	Attorney-in-Fact (2)

HOLLY C. KORTRIGHT
By:	/s/ Salman Ahmad
	Name:	Salman Ahmad
	Title:	Attorney-in-Fact (2)

RICHARD M. LOWENSTEIN
By:	/s/ Salman Ahmad
	Name:	Salman Ahmad
	Title:	Attorney-in-Fact (2)

RICHARD P. LOWREY
By:	/s/ Salman Ahmad
	Name:	Salman Ahmad
	Title:	Attorney-in-Fact (2)

ALBERT A. NOTINI
By:	/s/ Salman Ahmad
	Name:	Salman Ahmad
	Title:	Attorney-in-Fact (2)

CAROLYN J. PARENT
By:	/s/ Salman Ahmad
	Name:	Salman Ahmad
	Title:	Attorney-in-Fact (2)

KEVIN T. PARKER
By:	/s/ Salman Ahmad
	Name:	Salman Ahmad
	Title:	Attorney-in-Fact (2)

KEVIN T. PARKER FAMILY TRUST (2007)
By:	/s/ Salman Ahmad
	Name:	Salman Ahmad
	Title:	Attorney-in-Fact (2)

JANET R. PERNA
By:	/s/ Salman Ahmad
	Name:	Salman Ahmad
	Title:	Attorney-in-Fact (2)

DAVID R. SCHWIESOW
By:	/s/ Salman Ahmad
	Name:	Salman Ahmad
	Title:	Attorney-in-Fact (2)

MARK WABSCHALL
By:	/s/ Salman Ahmad
	Name:	Salman Ahmad
	Title:	Attorney-in-Fact (2)

(1)	A Power of Attorney authorizing Robert E. Gregg to act on behalf of the Reporting Person has previously been filed with the Commission.
(2)	A Power of Attorney authorizing Salman Ahmad to act on behalf of the Reporting Person has previously been filed with the Commission.